SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: April 14, 2026

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from March 1, 2026 to March 31, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on April 14, 2026

[This is a translation of the Share Buyback Report for the period from March 1, 2026 to March 31, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on April 14, 2026]

Class of Shares: Common Stock

1.	Status of Repurchase

(1)	Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2)	Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of March 31, 2026)

	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2025 (Period of Repurchase: May 15, 2025 to May 14, 2026）	100,000,000 (Maximum)	250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) ―	―
Total	― ―	―
Total number of shares repurchased as of the end of the reporting month	63,156,800	249,999,876,533
Progress of the repurchase (%)	63.16	100.00

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of May 14, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.
Note 3:	The repurchase pursuant to the resolution approved at the Board of Directors meeting held on May 14, 2025 was concluded by the repurchase on October 27, 2025.

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on February 26, 2026 (Period of Repurchase: November 12, 2025 to May 14, 2026）	90,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) March 2 March 3 March 4 March 5 March 6 March 9 March 10 March 11 March 12 March 13 March 16 March 17 March 18 March 19 March 23 March 24	1,502,200 2,907,800 2,920,300 2,572,900 1,773,000 2,229,600 2,318,600 1,769,900 961,400 1,933,800 1,365,300 2,030,100 3,056,500 2,351,900 1,906,500 1,985,800

5,369,917,945

9,903,636,183

9,956,506,739

8,753,176,640

6,102,429,659

7,333,163,764

7,856,692,493

6,117,634,925

3,293,835,523

6,618,363,010

4,656,131,058

6,763,616,161

9,999,785,999

7,728,399,610

6,111,483,072

6,379,552,881

Total	―	33,585,600	112,944,325,662
Total number of shares repurchased as of the end of the reporting month	70,793,900		249,999,854,281
Progress of the repurchase (%)	78.66		100.00

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of November 11, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.
Note 3:	It was resolved by the Board of Directors as of November 11, 2025 that the repurchase of shares (up to 35 million total number of shares for repurchase and up to 100 billion yen total purchase amount for repurchase of shares) be conducted by an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract. Subsequently, it was resolved by the Board of Directors as of February 5, 2026 and February 26, 2026 that the expansion of the facility for repurchase (up to 90 million revised total number of shares for repurchase and 250 billion yen revised total purchase amount for repurchase of shares) be conducted. The “Progress of the repurchase (%)” is calculated based on the total number of shares for repurchase and total purchase amount for repurchase of shares after the expansion of the facility for repurchase.
Note 4:	The repurchase pursuant to the resolutions approved by the Board of Directors as of November 11, 2025, February 5, 2026 and February 26, 2026 was concluded by the repurchase on March 24, 2026.

2.	Status of Disposition

(as of March 31, 2026)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) March 2 March 3 March 4 March 5 March 6 March 9 March 10 March 11 March 12 March 13 March 16 March 19 March 27	6,500 3,000 6,000 45,000 2,500 18,000 175,300 6,000 29,500 379,000 12,000 7,000 17,500	20,189,195 9,318,090 18,636,180 139,771,350 7,765,075 55,908,540 544,487,059 18,636,180 91,627,885 1,177,185,370 37,272,360 21,742,210 54,355,525
Total	―	707,300	2,196,895,019
Other (Acquired treasury stock disposed as restricted stock compensation)	―	―	―
Total	―	―	―
Other (Treasury stock delivered under Restricted Stock Units plan)	―	―	―
Total	―	―	―
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) March 12	80	248,482
Total	―	80	248,482
Total amount	707,380		2,197,143,501

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of March 31, 2026)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,149,810,645
Number of treasury stock	242,143,391

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